Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2008

AUDITORS' REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the consolidated balance sheets of Hard Creek Nickel Corporation (an exploration stage company) as at December 31, 2008 and December 31, 2007 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

"DMCL"

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
February 25, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 2, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DMCL"

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
February 25, 2009

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2008 and 2007

ASSETS
	2008	2007
CURRENT
Cash and cash equivalents	$4,125,235	$9,707,914
Recoverable taxes	28,286	486,721
Mining tax credits (Note 8)	2,222,020	1,238,700
Prepaid expenses	53,486	95,866
	6,429,027	11,529,201

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $59,058 (2007: $38,198)	68,585	50,355
MINERAL PROPERTY INTERESTS (Note 4)	179,500	179,500
DEFERRED EXPLORATION COSTS (Schedule 1)	24,771,994	21,899,565
	$31,637,006	$33,846,521

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$172,741	$740,832
Due to related party (Note 6)	-	1,484
	172,741	742,316

FUTURE INCOME TAXES (Note 8)	376,703	1,084,809
	549,444	1,827,125
CONTINGENCIES AND COMMITMENTS (Notes 1 and 7)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,562,338	39,434,113
CONTRIBUTED SURPLUS (Note 5)	4,363,875	3,465,667
DEFICIT	(12,838,651)	(10,880,384)
	31,087,562	32,019,396
	$31,637,006	$33,846,521

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss and Comprehensive Loss
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

ADMINISTRATIVE EXPENSES
Amortization	$20,860	$14,528	$7,493
Consulting	150,180	167,254	152,278
Consulting - stock-based (Note 6)	-	812,452	128,745
Financing costs (Note 5)	426,700	-	-
Office and general	380,328	294,033	243,435
Investor relations	597,397	732,165	332,293
Investor relations - stock-based	184,121	273,201	-
Legal and audit	280,935	147,111	204,250
Management fees (Note 6)	154,000	124,000	88,750
Management fees - stock-based (Note 6)	131,322	-	295,773
Property evaluation	8,018	3,314	-
Property impairment	44,662	68,158	-
Salaries and benefits	28,880	21,460	-
Salaries and benefits - stock-based	1,993	-	-
Travel and promotion	114,745	195,050	81,561

LOSS BEFORE OTHER INCOME AND INCOME
TAXES	2,524,141	2,852,726	1,534,578

OTHER INCOME
Interest	(463,052)	(134,592)	(33,697)

LOSS BEFORE INCOME TAXES	2,061,089	2,718,134	1,500,881

FUTURE INCOME TAXE RECOVERY (Notes 5 and 8)	(102,822)	(939,923)	(1,271,950)

NET AND COMPREHENSIVE LOSS	1,958,267	1,778,211	228,931

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.03)	$(0.01)

WEIGHTED NUMBER OF COMMON SHARES
OUTSTANDING
- BASIC AND DILUTED	60,317,860	55,031,402	42,206,318

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
DEFICIT, BEGINNING	$10,880,384	$9,102,173	$8,873,242
NET LOSS	1,958,267	1,778,211	228,931
DEFICIT, ENDING	$12,838,651	$10,880,384	$9,102,173

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

OPERATING ACTIVITIES
Net loss	$(1,958,267)	$(1,778,211)	$(228,931)
Non cash items
Amortization	20,860	14,528	7,493
Property impairment	44,662	68,158	-
Stock-based compensation	317,436	1,085,653	424,518
Financing costs	426,700	-	-
Future income tax recovery	(102,822)	(939,923)	(1,271,950)

Changes in operating assets and liabilities:
Recoverable taxes	458,435	(258,372)	(167,671)
Mining tax credits	-	(1,238,700)	-
Prepaid expenses	42,380	(48,764)	(2,586)
Accounts payable and accrued liabilities	(568,091)	1,037,300	114,811
Due to related party	(1,484)	1,484	-

	(1,320,191)	(2,056,847)	(1,124,316)
INVESTING ACTIVITIES
Reclamation bond	-	-	(60,000)
Purchase of office equipment and vehicle	(39,090)	(29,585)	(22,013)
Exploration and development costs	(4,293,398)	(7,763,726)	(5,424,497)

	(4,332,488)	(7,793,311)	(5,506,510)

FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs	70,000	17,836,023	6,908,796
Net decrease in restricted cash	-	163,058	539,750

	70,000	17,999,081	7,448,546

NET INCREASE IN CASH AND CASH EQUIVALENTS	(5,582,679)	8,148,923	817,720

CASH AND CASH EQUIVALENTS, BEGINNING	9,707,914	1,558,991	741,271

CASH AND CASH EQUIVALENTS, ENDING	$4,125,235	$9,707,914	$1,558,991

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$25,098	$161,914	$1,035,991
Guaranteed Investment certificates	$4 ,100,137	$9,546,000	$523,000

Non-cash transactions:

2006
Warrants with an estimated fair value of $114,135 were issued to brokers as fees relating to brokered private placements.

2007
Warrants with an estimated fair value of $482,700 were issued to brokers as fees relating to brokered private placements. (Note 5)

2008
Warrants were re-priced with an estimated fair value of $426,700, these warrants were previously related to brokered private placements in 2007. (Note 5)

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition and exploration of mineral properties. The Company's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "HNC".

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity's ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company's ability to continue as a going concern in the future. The Company is in the process of exploring and evaluating its mineral property interests.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the following new accounting standards related to financial statement presentation, capital disclosures, and financial instrument disclosures and presentation that were issued by the Canadian Institute of Chartered Accountants ("CICA"). These changes in accounting policies have been adopted on a prospective basis. At January 1, 2008, management determined there were no adjustments required to the Company's financial instruments as a result of adopting these policies.

Accounting Changes - CICA Handbook Section 1506

This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosures - CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by this new section in Note 10 to these financial statements.

Financial Instruments - Disclosures, CICA Handbook Section 3862, and Financial Instruments - Presentation, CICA Handbook Section 3863 These new standards, which replaced Section 3861 - Disclosure and Presentation, revise and enhance disclosure requirements while carrying forward presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosure recommended by these new sections in Note 9.

Going Concern - CICA Handbook Section 1400
In June 2007, the CICA modified section 1400 "General Standards of Financial Statement Presentation" in order to require that management make an assessment of the Company's ability to continue as a going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. These new requirements were adopted by the Company on January 1, 2008.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

Goodwill and Intangible Assets
As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 "Goodwill and Intangible Assets", which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

International Financial Reporting Standards ("IFRS")
In 2006, the Accounting Standards Board of Canada ("ACSB") ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The ACSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company is in the process of reviewing the impact of this initiative on its financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"), the more significant of which are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated.

b)	Equipment

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

c)	Mineral property interests

The Company records its interests in unproven mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

d)	Stock-based compensation

The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black- Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, reporting of tax credits and future income taxes. Financial results as determined by actual events could differ from those estimates.

f)	Future income taxes

The Company follows CICA Handbook Section 3465, "Income Taxes" in accounting for income taxes. Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

g)	Risk Management

The Company is engaged primarily in mineral exploration and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to mineral exploration. In management's opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity. However, there is no certainty that all environmental risks can be addressed.

The Company is not exposed to significant credit concentration risk, interest rate risk or foreign exchange risk.

h)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

i)	Share capital - Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same period.

j)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long- lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property interest related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company's resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non-compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

k)	Impairment of long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management's fair value determinations of estimated recoverable value.

l)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

m)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency.

n)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non- monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

o)	Financial Instruments

The Company follows the CICA Handbook Section 3855, "Financial Instruments". This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company's financial instruments consist of cash, recoverable taxes, mining tax credits, accounts payable and amounts due to related parties. Cash, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes and mining tax credits are classified as loans and receivables. Accounts payable and amounts due to related parties, which are measured at amortized cost, are classified as other financial liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the years ended December 31, 2008 and 2007, the Company has no derivatives or embedded derivatives.

p)	Comprehensive income

The Company follows CICA Handbook Section 1530, "Comprehensive Income". Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income.

4.	INTEREST IN MINERAL PROPERTIES

Turnagain property acquisition costs and terms are as follow:

	December 31, 2008	December 31, 2007
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in Northern British Columbia. One of the claims is subject to a 4% net smelter return ("NSR"). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended 2008, the Company incurred costs totalling $4,505,695 (2007 - $8,745,020) (Refer to Schedule 1).

The company also has 100% interest in two other mineral properties in the vicinity of the Turnagain property including the Lunar and the Lime properties.

In March 2006, the Company acquired by staking the Lunar property located Southeast of the Turnagain property. No work on the claims was completed in 2008.

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. During the year ended December 31, 2008, the Company incurred costs totalling $7,441 (2007 - $Nil) on this property.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island. During the year ending December 31, 2008 the Company incurred costs totalling $32,082 (2006 - $Nil), however, these claims were allowed to lapse during the fourth quarter of 2008. As a result, the Company wrote down the $32,082 of costs incurred to $Nil.

The Nootka claims, located 28km south of the Conuma claims, were acquired in April 2007 by map staking. During the year ending December 31, 2008 the Company incurred costs totalling $12,580 (2006 - $Nil), however, these claims were allowed to lapse during the fourth quarter of 2008. As a result, the Company wrote down the $12,580 of costs incurred to $Nil.

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	December 31, 2008		December 31, 2007
	Number of		Number of
	Shares	$	Shares	$
Issued and outstanding:
Balance, beginning of year	60,220,592	39,434,113	49,322,614	24,276,925
Private placements, net of costs	-	-	6,844,571	14,083,446
Exercise of options	150,000	128,225	292,500	268,718
Exercise of warrants	-	-	3,760,907	3,170,679
Future income taxes on renounced flow-	-	-	-	(2,365,655)
through expenditures

Balance, end of year	60,370,592	39,562,338	60,220,592	39,434,113

2008 share transactions:

During the year, 150,000 share purchase options were exercised for total cash proceeds of $70,000. The Company previously allocated $58,225 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

2007 share transactions:

In March 2007, the Company completed a non-brokered private placement for 250,000 flow-through common shares at $2.00 per share for total proceeds of $500,000.

In May 2007, the Company completed a brokered private placement of 1,119,268 flow-through common shares at a price of $2.80 per share for gross proceeds of $3,133,950 and 5,419,603 non flow-through units at a price of $2.20 per unit for gross proceeds of $11,923,127. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share on or before November 22, 2008. The fair value of the warrant included in the unit was determined to be $0.46. The fair value of these warrants were not separately recorded. During the year ended December 31, 2008, the Company re-priced the exercise price of the warrants to $0.30 and extended the exercise date to May 22, 2010.

As consideration for their services under the brokered private placement, the Agents received a cash commission of $1,053,994 and 653,887 share purchase warrants with a fair value of $482,700. These costs were offset against the gross proceeds. The Agent Warrants are exercisable into one common share at $2.80 for a period of 18 months.

The Company also completed a non brokered private placement of 35,700 flow-through common shares at a price of $2.80 per share for gross proceeds of $99,960 and 20,000 non flow-through units at a price of $2.20 per unit for gross proceeds of $44,000.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share with an expiry of 18 months or November 29, 2008. The fair value of the warrant included in the unit was determined to be $0.56. The fair value of these warrants were not separately recorded. During the year ended December 31, 2008, the Company re-priced the exercise price of the warrants to $0.30 and extended the exercise date to May 29, 2010.

During the year, the Company incurred other share issue costs of $80,897 for legal and filings fees.

During the year, 292,500 share purchase options were exercised for total cash proceeds of $192,250. The Company previously allocated $76,468 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

During the year, 3,760,907 share purchase warrants, with exercise prices ranging from $0.50 to $1.40 per share, were exercised for total cash proceeds of $3,077,627. The Company previously allocated $93,052 to contributed surplus for the fair value of 311,334 agent warrants. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

Flow-through shares:

In accordance with Canadian generally accepted accounting standards relating to the issuance of flow-through shares (refer to note 3(i)), the Company recorded a future income tax liability and a corresponding reduction to share capital on completion of applicable tax filings renouncing qualifying Canadian exploration expenditures of $Nil (2007-$6,937,405) on flow-through share subscriptions during the year ended December 31, 2008.

As a result of the renunciation, the Company recognized a future income tax liability of $Nil (2007-$2,365,655) which has been reduced by the realization of previously unrecognized losses and available tax benefits from tax pools and other deductible temporary deductions. The realized potential tax benefit of the losses and other items from the current and prior periods was recorded as a future income tax recovery of $102,822 (2007 - $939,923) in the results of operations in 2008. (Note 8)

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding, The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX. A summary of the Company's stock option activity is as follows:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	4,595,000	$1.05	3,745,000	$0.74
Granted	1,795,000	1.00	1,142,500	1.97
Exercised	(150,000)	0.47	(292,500)	0.66
Cancelled/Expired	(1,040,000)	1.20	-	-
Balance, end of year	5,200,000	$0.96	4,595,000	$1.05
Exercisable, at end of year	4,860,500	$1.05	4,107,500	$0.99

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were determined to have a fair value of $488,454 or $0.27 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. The fair value is to be recognized in the statement of loss and comprehensive loss at $270,079 and $6,078 for the years ended December 31, 2008 and 2009. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

During the year ended December 31, 2007, the Company granted a total of 1,142,500 stock options to consultants and employees. The stock options were determined to have a fair value of $1,121,953 or $0.98 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value is to be recognized in the statement of loss and comprehensive loss at $1,074,596 and $47,357 for the 2007 and 2008 fiscal periods, respectively. During the year ended December 31, 2007, $Nil was capitalized to mineral property interests.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	2.80	2.80
Dividend yield	0%	0%
Volatility factor	64-88%	63-67%
Expected option life	2-5 Yrs.	2-5 Yrs.

The following stock options were outstanding at December 31, 2008:

Number of Shares	Exercise Price	Expiry Date

30,000	0.40	January 7, 2009
550,000	0.60	January 23, 2009
455,000	1.00	January 23, 2009
162,500	0.60	January 23, 2009
25,000	1.00	January 23, 2009
200,000	1.30	February 16, 2009
75,000	0.60	June 11, 2009
75,000	1.00	June 11, 2009
25,000	0.60	August 24, 2009
75,000	0.60	September 24, 2009
210,000	1.00	January 7, 2010
10,000	0.60	May 10, 2010
200,000	1.00	May 12, 2010
150,000	0.75	May 19, 2010
860,000	0.75	January 16, 2011
150,000	0.80	June 16, 2011
10,000	0.80	September 21, 2011
200,000	2.15	March 27, 2012
50,000	2.15	March 27, 2012
200,000	2.15	March 27, 2012
15,000	2.70	April 23, 2012
2,500	2.80	May 29, 2012
30,000	2.80	May 29, 2012
20,000	2.30	July 23, 2012
50,000	2.20	October 1, 2012
50,000	2.20	October 10, 2012
50,000	2.20	October 30, 2012
310,000	1.00	April 1, 2013
650,000	1.00	June 27, 2013
310,000	1.00	July 22, 2013

5,200,000

As of December 31, 2008, 4,860,000 stock options have vested and 340,000 stock options remain unvested. The weighted average remaining lives of the vested and unvested stock options are 1.61 years and 2.70 years, respectively.

Share Purchase Warrants:

The Company issues whole share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company's share purchase warrant activity is as follows:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	3,373,689	$2.96	4,001,920	$0.88
Issued	-	-	3,373,689	2.96
Exercised	-	-	(3,760,907)	0.82
Expired/Cancelled	(653,887)	2.80	(241,013)	1.40
Balance, end of year	2,719,802	$0.30	3,373,689	$2.96

The following share purchase warrants are outstanding at December 31, 2008:

Number of Shares	Exercise Price	Expiry Date
2,709,802	$ 0.30	May 22, 2010
10,000	0.30	May 29, 2010
2,719,802

The weighted average remaining life of all outstanding share purchase warrants is 1.39 years.

During the year ended December 31, 2008, the Company re-priced the 2,719,802 warrants to $0.30 and extended the warrant exercise periods to May 22 and May 29, 2010 respectively. Management determined the incremental fair value of the re-priced warrants to be $426,700 using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.80
Dividend yield	0%
Volatility factor	89%
Expected option life	1.5 Yrs.

Contributed Surplus:

Changes to the Company's contributed surplus are summarized as follows:

	December 31, 2008	December 31, 2007
Balance, beginning of year	$3,465,667	$2,066,834
Stock-based compensation	529,733	1,085,653
Increase in fair value of re-priced warrants	426,700	-
Stock options and warrants exercised	(58,225)	(169,520)

Balance, end of year	$4,363,875	$3,465,667

6.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2008	December 31, 2007

Geological and project management services	$292,400	$456,978
Management fees	154,000	109,000
Stock-based compensation	203,056	-
	$649,456	$565,978

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties representing management's estimate of fair value for the services provided.

7.	COMMITMENTS

i)

The Company entered into a rental lease agreement for its premises requiring minimum payments of $3,521 per month from October 1, 2006 to April 30, 2008 and $4,073 per month from May 1, 2008 up to the lease expiration date of September 30, 2011.

Future aggregate minimum lease payments under the agreement are as follows:

Years ending December 31,
2009	$48,880
2010	48,880
2011	40,733

$138,493

8.	INCOME TAXES

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows for the years ended December 31, 2008, 2007 and 2006.

	December 31,	December 31,	December 31,
	2008	2007	2006

Loss before income taxes	$(2,061,089)	$(2,718,134)	$(1,500,881)
Statutory income tax rate	31.0%	34.1%	34.1%

Expected tax recovery	(638,938)	(926,884)	(511,800)
Increase (decrease) resulting from:
Expired non-capital operating losses	76,094	14,591	128,571
Stock-based compensation	94,173	322,077	144,761
Warrant expense	126,588	-	-
Share issuance expenses	-	(336,684)	(71,890)
Changes in tax rates	6,478	25,697	6,597
Realization of previously unrecognized tax assets	-	-	(968,189)
Increase in valuation allowance	204,787	-	-
Other Adjustments	27,995	(38,720)	-
Future income tax recovery	$(102,823)	$(939,923)	$(1,271,950)

The significant components of the Company's future income tax assets and liabilities, at substantially enacted tax rates of 28.33% (2007 - 29.67% and 2006 - 34.1%), are as follows:

	December 31,	December 31,
	2008	2007
Components:
Mineral properties	$(3,217,853)	$(3,319,923)
Non-capital and net-capital losses available	2,171,233	1,839,738
Share issuance costs and other tax	269,421	395,376
deductions
Federal non-refundable investment tax
credits, net of future income taxes	605,284	-

Net future tax asset (liability) before
valuation allowance	(171,915)	(1,084,809)
Valuation Allowance	(204,787)	-

Net future income tax liability	$(376,702)	$(1,084,809)

The Company has approximately $7,655,000 of non-capital tax losses available to reduce taxable income in future periods and which expire between 2009 to 2028. The Company has approximately $14,200,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $844,000 of Federal non-refundable tax credits which may be applied to reduce Federal tax otherwise payable and which expire in 2028.

The Company has applied or will apply for both provincial refundable tax credits and Federal non-refundable tax credits related to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At December 31, 2008, there were $2,222,020 (2007 - $1,238,700) of provincial refundable tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there were $605,284 (2007 - nil) of Federal non-refundable tax credits (net of future taxes thereon) which have been recorded as a reduction of the company's future tax liability and credited to deferred exploration costs.

9.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its bank accounts. The Company's bank accounts are held with a major bank in Canada. As all of the Company's cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

10.	CAPITAL MANAGEMENT

The Company identifies capital as cash and cash equivalents and accounts receivable that is expected to be realized in cash, The Company raises capital through private and public share offerings and by related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company's primary objectives when managing capital is to safeguard and maintain the Company's financial resources for continued operations and to fund expenditure programs to further advance mineral property interests The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources . The company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("CDN GAAP") which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Had the Company followed US GAAP, certain items on the consolidated statements of net loss and comprehensive loss and cash flow and consolidated balance sheets would have been reported as follows:

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 3 c). For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2. Mineral property acquisition costs are reviewed for impairment on a reporting period basis. For US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized. As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. For US GAAP, these acquisition and exploration costs have been impaired and expensed. To date the Company has not established any proven or probable reserves on its mineral interests.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 became effective for the Company on January 1, 2007.

CONSOLIDATED
BALANCE SHEETS	2008		2007

			CDN
	CDN GAAP	US GAAP	GAAP	US GAAP

Assets
Current	$6,429,027	$6,429,027	$11,529,201	$11,529,201
Reclamation bonds	187,900	187,900	187,900	187,900
Equipment	68,585	68,585	50,355	50,355
Interest in mineral properties	179,500	-	179,500	-
Deferred exploration cost	24,771,994	-	21,899,565	-
	$31,637,006	$6,685,512	$33,846,521	$11,767,456
Liabilities
Current	$172,741	172,741	742,316	742,316
Future income taxes	376,703	376,703	1,084,809	1,084,809
Shareholders' equity	31,087,562	6,136,068	32,019,396	11,025,140
	$31,637,006	$6,685,512	$32,761,712	$11,767,456

CONSOLIDATED
STATEMENTS OF OPERATIONS	2008	2007	2006

Net loss as shown on the financial
statements - CDN GAAP	$(1,958,266)	$(1,778,211)	$(228,931)
Mineral interests costs expensed	(3,522,375)	(7,182,030)	(5,509,087)

Net and comprehensive
loss - US GAAP	$(5,480,641)	$(8,960,241)	$(5,738,018)

Basic and diluted loss per
share - US GAAP	$(0.09)	$(0.16)	$(0.14)
Weighted average number of
common shares outstanding	60,317,860	55,031,402	42,206,318

CONSOLIDATED STATEMENTS OF
CASH FLOW	2008	2007	2006

Net cash flows from operating
activities under Canadian GAAP	$(1,320,191)	$(2,056,847)	$(1,124,316)
Mineral Interest Expenditures	(4,293,398)	(7,763,726)	(5,424,497

Net cash used in operating activities
under US GAAP	(5,613,589)	(9,820,573)	(6,548,813)
Net cash flows from financing
activities under
CDN GAAP and US GAAP	70,000	17,999,081	7,448,546

Net cash flows used in investing	(4,332,488)
activities under CDN GAAP		(7,793,311)	(5,506,510)
Mineral Interest Expenditures	4,293,398	7,763,726	5,424,497
Net cash used in investing activities
under US GAAP	(39,090)	(29,585)	(82,013)
Net change in cash and cash
equivalents	(5,582,679)	8,148,923	817,720
Cash and cash equivalents, beginning	9,707,914	1,558,991	741,271
Cash and cash equivalents, ending	$4,125,235	$9,707,914	$1,558,991

US Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - An interpretation of FASB Statement No. 60". SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise's risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement will have no effect on the Company's financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In March 2008, FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133". SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Costs
For The Years Ended December 31, 2008 and 2007

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2006	2007	2007	2008	2008

Assays and testing	$1,320,636	$506,243	$1,826,879	$159,009	$1,985,888
Claims renewal /Staking	301,990	88,552	390,542	25,660	416,202
Drilling	7,241,362	4,367,019	11,608,381	800,333	12,408,714
Environmental studies	146,125	330,587	476,712	534,141	1,010,853
Exploration data management	560,922	154,042	714,964	89,121	804,085
First Nations	-	-	-	21,835	21,835
Geochemistry	60,136	20,835	80,971	19,985	100,956
Geological services	2,362,395	1,700,874	4,063,269	1,460,399	5,523,668
Geophysical services	550,170	60,145	610,315	76,468	686,783
Metallurgy	472,149	576,827	1,048,976	583,696	1,632,672
Petrographic work	23,992	12,327	36,319	7,638	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	561,528	334,027	895,555	240,581	1,136,136
Transportation	1,081,587	593,542	1,675,129	486,829	2,161,958
Write down property	-	(68,158)	(68,158)	(44,662)	(112,820)
BC refundable mining tax credits	-	(1,566,304)	(1,566,304)	(983,320)	(2,549,624)
Federal non-refundable
mining tax credits	-	-	-	(605,284)	(605,284)

	$14,789,007	$7,110,558	$21,899,565	$2,872,429	$24,771,994